425 Park Avenue New York, New York 10022-3598 212.836.8000 Fax 212.836.8689 www.kayescholer.com

January 10, 2012

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Attention:  Mr. Lyn Shenk, Branch Chief

                  Ms. Tonya K. Aldave

Re:	Spirit AeroSystems Holdings, Inc. Form 10-Q for Fiscal Quarter Ended September 29, 2011 Filed on November 4, 2011 File No. 001-33160

Dear Ladies and Gentlemen:

On behalf of Spirit AeroSystems Holdings, Inc. (the “Company”), this letter is being submitted in reference to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission addressed to Philip D. Anderson, Chief Financial Officer of the Company, dated December 29, 2011, with respect to the Company’s above-referenced filing.

The Company is working expeditiously to respond to the Staff’s comments. However, in order to allow adequate internal and external review, the Company is requesting an extension of the deadline to respond to the Staff’s comments. The Company anticipates submitting to the Staff a response on or about January 20, 2012.

We are grateful for the Staff’s assistance in this matter. Please do not hesitate to contact me at (212) 836-7092 if you have any questions.

Very truly yours,

/s/ Mark S. Kingsley

cc: Philip D. Anderson